SIDLEY AUSTIN LLP ONE SOUTH DEARBORN CHICAGO, IL 60603 (312) 853 7000 (312) 853 7036 FAX	BEIJING BRUSSELS CHICAGO DALLAS FRANKFURT GENEVA HONG KONG LONDON	LOS ANGELES NEW YORK SAN FRANCISCO SHANGHAI SINGAPORE SYDNEY TOKYO WASHINGTON, D.C.

FOUNDED 1866

December 15, 2009

VIA EDGAR AND OVERNIGHT

Ms. Jennifer Gowetski
Senior Counsel
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	ML BlueTrend Futures Access LLC (the “Registrant”)
Registration Statement on Form 10
Filed September 29, 2009
Amendment No. 1 to Registration Statement on Form 10
Filed October 13, 2009
File No. 000-53794

Dear Ms. Gowetski:

We thank you for your comment letter of October 27, 2009 relating to the Registrant’s Form 10 filed on September 29, 2009, and Amendment No. 1 filed on October 13, 2009.  We enclose herewith clean and redlined courtesy copies of the Registrant’s Amendment No. 2 as filed today via EDGAR.  Please note that the changes included in the Registrant’s Amendment No. 2 include changes made in response to your comments as well as those made to reflect changes relating to the Registrant that have occurred since the initial filing of the Form 10.  For your convenience, the comments included in your October 27, 2009 letter are set forth verbatim below, together with the Registrant’s responses thereto.

General

1.
Please note that the Form 10 goes effective by lapse of time 60 days after the date filed pursuant to Section 12(g) of the Exchange Act.  Please be aware that you will be subject to the reporting requirements under Section 13(a) of the Exchange Act at such time, and that we will continue to review your filing on Form 10 until all of our comments have been addressed.

Sidley Austin LLP is a limited liability partnership practicing in affiliation with other Sidley Austin partnerships

Ms. Jennifer Gowetski
December 15, 2009

The Registrant acknowledges that it will be subject to the above reporting requirements once the Form 10 goes effective.

2.
Please tell us the reason for filing this registration statement.  Tell us whether the filing is voluntary or mandatory under Section 12(g) of the Exchange Act.  If it is voluntary, please tell us the purpose of the registration of these securities.

The registration is voluntary and the purpose for filing the registration statement is that Merrill Lynch Alternative Investments LLC (the “Sponsor”) anticipates that there will be over 500 investors in Registrant.

3.
We note from our disclosure on page 25 that you are currently conducting a private placement of your limited partnership interests.  Please explain how your offering and the filing of the Form 10 is consistent with Section 5 of the Securities Act and the prohibition on general solicitation under Rule 502(c).

The issue concerning whether filing reports pursuant to the Securities Exchange Act of 1934, as amended (the “1934 Act”) constitutes “holding oneself out to the public” as an investment adviser or a “public offering” of a fund is one which has been on the minds of private fund lawyers for as long as the undersigned has been practicing.  In the present instance, only the latter question is relevant, as no securities-related advice is being given.  The view of the Bar has generally been that “holding out to the public” is a stricter standard than making a public offering, as a wider range of “publicity” could be deemed to be holding oneself out to the public as being in the business of providing securities-related advice, than could credibly be deemed to constitute making a public offering of securities.  Be that distinction as it may, the view taken by numerous firms is that filing 1934 Act reports does not constitute making a public offering, because: (a) these reports (unlike a prospectus under the Securities Act of 1933 (the “1933 Act”)) are not delivered in the context of an offering of securities; and (b) are required by law.

The prohibitions of Rule 502(c) under the 1933 Act are that securities not be offered publicly.  Outside of the context of offering securities, 502(c) does not apply.  A good example of this distinction relates to “Prospective Employee Presentations” by private fund managers.  When soliciting new hires, these managers are free to make disclosures which their lawyers would never think of tolerating in such managers’ offering materials, because the context has nothing to do with the offering of securities.  The Form 10 provides the information required of 1934 Act registrants; not only is it not used, but it could not be used, to market interests in the Fund because the Form 10 does not comply with applicable CFTC/NFA regulations, nor has the Form 10 been filed, nor will it be filed, for review with the CFTC/NFA.

We emphasize that the Fund will, in the marketing of its interests, follow all of the requirements of 502(c).  Only prospective investors with “pre-existing substantive relationships” with the

Ms. Jennifer Gowetski
December 15, 2009

Sponsor will be solicited, and Merrill Lynch — as a major broker-dealer — has extensive private placement procedures in place.  It is Merrill Lynch’s responsibility to ensure that the Fund is offered privately.  What is at issue is solely the question of whether filing 1934 Act reports per se precludes making a private offering.  In this regard, we wish to point out that not only do a very large number of public companies routinely make private offerings of their securities while also filing 1934 Act reports, but also that there are a substantial number of private funds which are registered under the 1934 Act.  If one were to take the position that filing 1934 Act reports precludes making a private offering, the consequences to the capital markets would be dramatic, and significant recent precedent in the area of private funds being registered under the 1934 Act, reversed.  We understand, of course, that the Staff’s position is likely not any such per se conclusion but rather that the Form 10 is an indirect means of publicly marketing the Fund.  We understand that this is a question of fact on which the Staff will not provide the Sponsor with any comfort.  However, we can assure you that we have carefully reviewed these matters with the Sponsor, and are confident that the interests in the Fund will be offered privately.

The Staff may be interested to know that there were once a number of firms that took the position that a private fund could not file a Form D as that constituted impermissible publicity.  That view, if still held by any firms, is vastly in the minority.  In our view the same analysis should apply to the filing of a Form 10 and subsequent 1934 Act reports; in fact, even more so as the Form 10 and the 1934 Act reports are required, whereas a Form D is voluntary (Regulation D not being an exclusive safe-harbor) and, moreover, directly announces the offering of a security.

4.
We note that you are registering units of limited liability company interest and that the units themselves are divided into four classes.  It appears that you are, in fact, selling four separate classes of securities.  Please advise us why you believe it is appropriate to only register units of limited liability company interest.

Section 12(g)(5) of the 1934 Act provides that a “class” includes securities that “are of substantially similar character and the holders of which enjoy substantially similar rights and privileges.”  The holders of the limited liability company interests (“Interests”) of the Registrant (regardless of the so-called “class” of those Interests) share pro rata in the Registrant’s profits and losses, enjoying no preferences over one another during the life of the Registrant or upon dissolution and otherwise have identical rights under the Limited Partnership Agreement, the only differences among the “classes” being the payment of certain fees and the minimum investment required.  Although the Registrant uses the term “Class” to distinguish the four types of Interest, the Registrant does not believe that different fees and investment minimums are sufficient differences to make them four separate “classes” under Section 12(g) of the Exchange Act.

Ms. Jennifer Gowetski
December 15, 2009

Item 1: Business, page 1

Plan of Operation, page 1

5.	Please provide an organizational chart that illustrates the various relationships among the Fund, Sponsor, Trading Advisor and other services providers to the Fund.

The Form 10 has been amended to add this disclosure.

6.	We note that the Sponsor is responsible for selecting and monitoring the Trading Advisor. Please briefly describe the basis for the Advisor’s selection by the Sponsor.

The Form 10 has been amended to add this disclosure.

7.
We note that the Sponsor also has the sole discretion to replace the Trading Advisor.  Please disclose whether the Sponsor could add an additional trading advisor to manage a certain allocation of funds and the circumstances under which such an event could occur.

While the Sponsor does have the discretion to add additional trading advisors or take other such actions with respect to the assets of the Registrant, as a practical matter this is extremely unlikely, absent removal or retirement of the Trading Advisor as it is also unlikely that the Registrant would sub-delegate any portions of the Registrant’s funds, because the purpose of the fund is to provide access to the current Trading Advisor’s expertise.

8.
We note that the trading program, the BlueTrend Program, that the Trading Advisor employs (trades daily across 150+ markets….”  Please disclose the names of the principal markets in which the program trades, including the names of the principal foreign markets.

The Form 10 has been revised to clarify that the phrase “150+ markets” refers to different futures products and have addressed the Staff’s comment by disclosing the countries in which a majority of the Program’s trades are made and the principal exchanges within those countries on which the Fund’s trades are executed.

Ms. Jennifer Gowetski
December 15, 2009

9.
We note your statement that “[t]he Trading Program also leverages the Trading Advisor’s market expertise in all areas of its activity, which is designed to enable the program to have a unique competitive edge in this sector.”  Please disclose the Trading Advisor’s “market expertise” and how the program “leverages” its expertise.

The Form 10 has been revised to removed this language as it is both unclear and the intended point is largely redundant.

10.
We note your statement that “investment in the Fund is only appropriate for a limited portion of the risk segment of any Investor’s portfolio.”  Please revise to briefly explain what you mean by this statement.

The Form 10 has been revised to clarify these statements.

The Sponsor, page 3

11.
We note your disclosure that “ML Systematic Momentum FuturesAccess…..is invested in certain Units of the Fund and composes the sole Investor as of the date hereof, although this is anticipated to change in the future.”  Please clarify, if true, that ML Systematic Futures Access is the sole investor of one class of your units, but that you also have other investors who invest in the other classes.  In addition, please reconcile this statement with the disclosure on page 24 regarding holders of the various classes of units.  Finally, please clarify whether you intend Momentum FuturesAccess to remain a majority holder in the future.

The Form 10 has been amended to address these comments.  The Sponsor does not intend for Systematic Momentum to remain a majority holder of the Units.

The Trading Advisor, page 3

12.
Please describe in more detail what you mean by your disclosure that indicates that the trading program is systematic, but the “decision-making inputs are 100% technical.”  For example, clarify, if true, that there is a discretionary factor in the trading program.

The Form 10 has been revised to clarify these statements.

13.
We note your description of the termination provisions of the advisory agreement.  Please review your disclosure to clarify whether there are any termination fees or other fees associated with terminating the advisory agreement in any scenario described.

The Form 10 has been revised to address this.

Ms. Jennifer Gowetski
December 15, 2009

Use of Proceeds and Cash Management Income, page 5

14.
We note your disclosure on page 5 that cash may be maintained in “offset accounts” at major U.S. banks.  Please revise to clarify whether you currently have offset accounts and more fully describe the purpose of such accounts.  In addition, discuss whether these offset accounts would be related to debt that you incur or whether the interest from these accounts would offset other Merrill Lynch borrowing costs.

The Form 10 has been revised to remove this disclosure as the Registrant does not currently utilize any offset accounts, nor does it currently have any plans to do so.

15.
We note your disclosure on page 6 that MLPF&S retains the additional economic benefit derived from possession of the Fund’s cash.  Please revise to clarify, if true, that MLPF&S retains up to 25% of the interest earned on the Fund’s cash or otherwise describe the “additional economic benefit.”  In addition, please clarify whether this amount is in addition to any brokerage fees payable to MLPF&S.

The Form 10 has been revised to clarify these statements.

Description of Current Charges, page 7

16.	With regard to the performance fees paid to the Trading Advisor on page 9, please provide an example of how these fees are calculated.

The Form 10 has been amended to include this disclosure.

17.
We note that, in addition to the other expenses described above, the Fund pays its execution and clearing brokerage commissions and forward and over-the-counter trading spreads.  Please revise to quantify such expenses and describe how these commissions and spreads are different than the brokerage commissions and dealer spreads described on pages 9 and 10.

The Form 10 has been amended to delete the references as they are redundant.  These are the same commissions and spreads described earlier in the discussion.

18.
We note our disclosure on page 10 that certain of the operating costs are allocated pro rata among all FuturesAccess funds.  Please revise to briefly describe these certain other costs and quantify the Fund’s pro rata share.

The Form 10 has been amended to include examples of the other costs that may be allocated to the Registrant, however it is not possible to quantify such costs.

Ms. Jennifer Gowetski
December 15, 2009

19.
Please quantify the amount of charges that the Fund has charged investors for the organizational and initial offering costs.  Clarify that the initial offering costs accrued prior to filing this Form 10, or alternatively, clarify when the initial offering period is expected to end.

The Form 10 has been amended to address this comment.

Conflicts of Interest, page 11

The Sponsor, page 12

20.	Please disclose the amount of time that the Sponsor devotes to managing the Fund.

The Form 10 has been amended to include this disclosure.

21.	Please disclose, if applicable, the other funds that the Sponsor manages that use the same or similar trading programs.

The other commodity pools for which the Sponsor serves as sponsor are privately offered funds separate and apart from Registrant.  Their names are not relevant to an understanding of the Registrant’s business or financial condition or the point of the disclosure in which their existence is disclosed.  In response to the Staff’s comment, we have expanded the discussion regarding these pools to disclose that they are privately offered, speculatively traded commodity pools advised by advisors other than the Trading Advisor to the Registrant.  We have further disclosed that these pools may compete with or take positions opposite the Registrant, that the Sponsor does not attempt to ensure any consistency of trading results across the pools for which it serves as sponsor and that it has not undertaken to devote any particular amount of its business time or resources to the management of any of the pools for which it serves as Sponsor, including Registrant.  We are hopeful that, by the foregoing, we have adequately addressed the Staff’s concerns resulting in this comment.

The Trading Advisor, page 13

22.
We note that the Trading Advisor manages other accounts that could be in competition with the Fund.  Please disclose how many other accounts managed by the Advisor are currently in competition.  Please also disclose how many other accounts there are to which the Advisor applies the same systematic trading strategy.

The Form 10 has been amended to include this disclosure.

Ms. Jennifer Gowetski
December 15, 2009

23.	Please disclose the amount of time that the Trading Advisor devotes to managing the trading of the Fund.

The Form 10 has been amended to include this disclosure.

Regulation, page 14

24.
We note your statement that “other than in respect to the registration requirements pertaining to the Fund’s securities under Section 12(g)…., the Fund is generally not subject to regulation by the SEC.”  Please review your disclosure to clarify your obligations under Section 12(g) and specify those areas in which you are not subject to regulation by the SEC.

The Form 10 has been amended to include this disclosure.

(d) Reports to Investors, page 15

25.	Please specifically disclose what reports or types of information the CFTC requires the Sponsor to provide to its investors.

The Form 10 has been amended to include this disclosure.

Item 2: Financial Information, page 15

Liquidity and Capital Resources, page 16

26.
We note that the term “margin” as applied to commodity pools is typically different from the term as it is used in relation to equity trading.  Please provide a brief description of the margin deposits that are required in commodity futures trading.

The Form 10 has been amended to include this disclosure.

27.	Please quantify the amount of redemptions that occurred for the periods presented.

The Form 10 has been amended to include this disclosure.

Results of Operations, page 19

28.
We note that you have only provided a comparison of the gains and/or loss for the periods presented.  Please also disclose the amount of each charge/expense, as disclosed on pages 7-11, for the period presented.

Ms. Jennifer Gowetski
December 15, 2009

The Form 10 has been amended to include this disclosure.

Item 4: Security Ownership of Certain Beneficial Owners and Management, page 20

29.
Notwithstanding comment 4 above, please include the beneficial ownership of all your units, as applicable.  We note, for example, that there are 7 holders of Class A, 54 holders of Class C, 13 holders of Class 1 and 1 holder of Class D.

As required by Item 403 of Reg. S-K, the Form 10 discloses the ownership of the Sponsor and owners of more than 5% of the Units as a whole.  There is only one class of Units, as discussed in our response to Comment 4.

Item 6: Executive Compensation, page 23

30.	Please disclose the various fees paid as of December 31, 2008 to the Sponsor, Trading Advisor and other service providers in this section.

Item 6 contemplates payments in the form of “executive compensation” to the management of the Registrant.  In this situation, as described in the Form 10, there are no officers or directors of the Registrant other than the Sponsor, which is a functional equivalent (see, e.g., Rule 3b-7 of the 1934 Act).  We have revised Item 6 to disclose compensation to the Sponsor in a manner consistent with other commodity pool filings under the 1934 Act of which we are aware and which have, apparently, been acceptable to the Staff.  Disclosure of fund expense items payable to third party service providers, including the Trading Advisor is, in our view, beyond the scope of the requirements of Reg. S-K 402 and item (e) of Reg. S-K 407 and are properly treated elsewhere in the Form 10.  In addition, we have removed the disclosure regarding the principals of the Trading Advisor, as the Trading Advisor is a contractual counterparty and its officers exercise only the authority granted them by trading agreement between the Registrant and the Trading Advisor and do not have any management authority over the Registrant.

Item 7: Certain Relationships and Related Transactions, and Director Independence, page 23

31.
We note your disclosure that Systematic Momentum is allowed to invest in the units pursuant to terms not otherwise available to investors, including not being subject to selling commissions.  Please revise to more fully describe all the terms not otherwise available to investors.

The Form 10 has been amended to expand and clarify the disclosure.

Item 10: Recent Investor Products of Unregistered Securities, page 25

Ms. Jennifer Gowetski
December 15, 2009

32.
We note that you have only filed one Form D, however, it appears that you may have had additional private placements.  As applicable, please explain why you have it not filed Forms D for all of your unregistered transactions.

From the formation of the Registrant until August 1, 2009, the only investor in the Registrant was Systematic Momentum, which is a fund of funds sponsored by the Sponsor.  On August 1, outside investors were allowed into the Fund and the Form D was filed.  Prior to August 1, 2009, the Sponsor did not believe it needed to rely on the safe harbor of Section 506.

Item 11; Description of Registrant’s Securities to be Registered, page 25

(iv) Redemption Provisions, page 26

33.
We note that the Sponsor may suspend redemptions if it believes that not doing so would be materially adverse to investors.  Please disclose an example the material adverse events that would cause the Sponsor to suspend redemptions.

The Form 10 has been amended to include this disclosure.

Item 15: Financial Statements and Exhibits, page 30

34.	Please explain why you have not filed you advisory agreement with the Trading Advisor or file it with your next amendment.

The Advisory Agreement has been filed with Amendment No. 2.

35.	Please continue to monitor the updating requirements of Rule 3-12 of Regulation S-X for all financial information presented in your filing.

The Registrant acknowledges this requirement.

36.	We note that Merrill Lynch Alternative Investments LLC is the sponsor of the Fund. Please amend to provide an audited balance sheet of the sponsor as of the most recent fiscal year.

We are not aware of any requirement to include the balance sheet or other financial statement of the Sponsor or managing member of a limited liability company, as opposed to the general partner of a limited partnership.  None of the Form 10, Reg. S-K, Reg. S-X or the Division’s Financial Reporting Manual, or the Proposing or Adopting Releases for Reg. S-X Item 8, indicate any such requirement.  We note that the tax status of a limited liability company does not, ipso facto, make it a limited partnership under any law of which we are aware or its sponsor or manager liable for the entity’s debts.  Investors in the Fund have no reasonable basis to rely on

Ms. Jennifer Gowetski
December 15, 2009

the Sponsor’s financial wherewithal and the Sponsor has not assumed any obligation for the Fund’s financial responsibilities.  We respectfully request that the Staff reconsider this comment.

37.	Please explain to us why your interim financial statements for the period ended June 30, 2009 do not include footnotes.

The Form 10 has been amended to include footnoted interim financial statements.

Very truly yours,

Mark Borrelli

cc:  Barbra E. Kocsis